UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-14174

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Birdsall, Inc. Retirement Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

Birdsall, Inc.
Retirement Savings Plan
(Employer Identification
No. 59-0715051 Plan No. 3)

Financial Statements as of December 31, 2012 and 2011
and for the Year Ended December 31, 2012,
Supplemental Schedule Required for Form 5500
as of December 31, 2012, and
Report of Independent Registered Public Accounting Firm

BIRDSALL, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Note:  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Birdsall, Inc. Retirement Savings Plan Administration Committee
Riviera Beach, Florida

We have audited the accompanying statements of net assets available for benefits of Birdsall, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 27, 2013

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
Assets:
Participant-directed investments in Trust, at fair value	$64,533,893	$67,104,571

Receivables:
Notes receivable from participants	2,202,350	1,312,374
Employer contributions	30,171	26,412
Participant contributions	53,305	45,925
	2,285,826	1,384,711

Net assets, reflecting all investments at fair value	66,819,719	68,489,282

Adjustment from fair value to contract value for the stable value fund	(1,126,534)	(1,173,688)

Net assets available for benefits	$65,693,185	$67,315,594

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

2012
Additions:

Investment activities:
Net appreciation in fair value of investments	$3,639,585
Interest income from the stable value fund	524,138
Dividends from registered investment companies	937,916
Dividends on common stock	94,552
Other	2,080

Increase in Plan net assets derived from investment activities	5,198,271

Interest income on notes receivable from participants	72,663

Contributions:
Participant	2,487,498
Employer	1,299,715
Rollover	22,020
3,809,233

Total additions	9,080,167

Deductions:
Benefits paid to participants	10,632,931
Administrative expenses	69,645
10,702,576

Net decrease	(1,622,409)

Net assets available for benefits at beginning of year	67,315,594

Net assets available for benefits at end of year	$65,693,185

The accompanying notes are an integral part of these statements.

BIRDSALL, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

1.  Plan Description

The following brief description of the Birdsall, Inc. Retirement Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

General
The Plan is a defined contribution plan that is designed to provide retirement benefits to substantially all employees of Tropical Shipping USA, LLC and employees of certain affiliated companies (collectively referred to as the “Company”).  The Plan Sponsor is Birdsall, Inc., a wholly owned subsidiary of AGL Resources Inc.  The Plan consists of both a profit sharing plan and an employee stock ownership plan (“ESOP”).  The ESOP consists of the portion of the Plan which is invested in AGL Resources Inc. common stock.  Both the ESOP and non-ESOP portion of the Plan are intended to constitute a single plan.  The funds of the Plan are held for safekeeping and investment by the Birdsall, Inc. Retirement Savings Plan Trust (the “Trust”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration
Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Birdsall, Inc. Board of Directors.  The Vanguard Fiduciary Trust Company (“VFTC”) acts as Trustee for the Trust and holds the investments of the Plan under the terms of a trust agreement.  The VFTC also acts as investment manager for certain assets of the Plan.

Contributions
Employee contributions. Participants may elect to make either pre-tax or after-tax contributions, or a combination thereof.  The amount a participant elects to contribute will be withheld from his or her compensation through payroll deductions, and such contributions will be transferred by the Company to the Trustee of the Plan at each payroll period and will be credited to the participant’s account as soon as administratively practicable after such transfer.  Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions.  The Plan also accepts certain rollover contributions representing distributions from other qualified plans.  Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the Plan.  To the extent a participant does not elect to invest their account balances in any investment fund, the Plan has designated a qualified default investment fund.

Maximum contributions cannot exceed limits as set forth in the Internal Revenue Code (“IRC”).  The Plan currently offers various mutual funds, a stable value fund (the Vanguard Retirement Savings Trust (“VRST”), a fully benefit-responsive collective trust fund) and AGL Resources Inc. common stock as investment options for participants.

Company matching contributions. Generally, on behalf of each participant who makes contributions, the Company will make a matching contribution each payroll period as defined in the table below.

Years of Service (as of the last day of the pay period)	Company Match
Less than 10 years	50% of the participant’s first 6% of eligible pay contributed
At least 10 years	100% of the participant’s first 6% of eligible pay contributed

The Company may also contribute annual discretionary profit sharing awards, based on Company performance and allocated equally to eligible participants.  The Company made no such contributions during 2012.

Forfeited Accounts
Any forfeited amounts, resulting from employees terminating prior to completion of the vesting period, are used to reduce future employer contributions or may be applied to Plan expenses incurred with respect to administering the Plan.  If the participant is reemployed within five years by the Company, forfeited contributions and earnings thereon are restored to the participant’s account.  Forfeited non-vested accounts totaled $58,886 at December 31, 2012 and $137,338 at December 31, 2011.  In 2012, the Plan used $181,520 of forfeited non-vested account balances to decrease contributions and the Plan applied $16,972 of forfeitures to pay Plan expenses.

Participant Accounts
Individual accounts are maintained for each Plan participant.  Each participant’s account is increased by the participant’s contributions, Company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses.  A participant is entitled to the benefits that can be provided from the participant’s vested account balance.

Vesting
A participant’s contributions and earnings thereon are vested immediately.  The Company’s contributions, profit sharing contributions and earnings on Company contributions are vested upon occurrence of any one of the following:

•	Completion of three years of vesting service
•	Attainment of age 65 while employed by the Company
•	Permanent disablement while employed by the Company
•	Death while employed by the Company

Suspensions and Withdrawals
A participant may suspend contributions and may continue to be a participant during the suspension period.

A participant’s traditional after-tax contributions (including earnings) may be withdrawn.  Participants also may be eligible for hardship withdrawals from their pre-tax contributions (but not the earnings on those contributions earned after 1988) if they meet certain “immediate and heavy financial need” hardship requirements.  An additional 10% income tax generally will be imposed on the taxable portion of the withdrawal unless the participant has reached age 59 ½ (or has satisfied certain other criteria established in the IRC) at the time of withdrawal.

The Company’s matching contributions and earnings thereon will not be distributed until the vested participant’s employment has been terminated.

Distribution of Benefits
On termination of service due to retirement or disability, a participant (or in certain instances, their beneficiary) may elect to defer distribution until attainment of age 70 ½, receive a lump sum amount equal to the participant’s vested interest in his or her account balance, take a partial withdrawal, request installment payments or have it used to purchase an annuity contract.  For termination of service for other reasons, a participant has the option to defer distribution until attainment of age 70 ½ if their vested account balance exceeds $1,000 or receive a lump sum distribution equal to the value of the vested interest in his or her account.

To the extent a participant’s account is invested in AGL Resources Inc. common stock on the date of distribution, at the option of the participant, the distribution may be made in the form of whole shares of AGL Resources Inc. common stock (and cash representing any fractional share).

Distributions of cash or AGL Resources Inc. common stock from a participant’s account (other than the participant’s after-tax contributions) which are made upon the participant’s termination of employment, disability or death, generally will be taxable in the year of distribution.  Such distributions will, generally, be subject to 20% income tax withholding.

Notes Receivable from Participants
Participants may borrow from their participant accounts.  Such borrowings represent loans to the participant and notes receivable to the Plan.  The minimum loan amount to a participant is $1,000 and may not exceed the lesser of 1) $50,000 minus the participant’s current loan balance, or 2) 50% of the participant’s vested account balance less the participant’s current loan balance.  The notes receivable from participants bear interest at fixed rates that range from 4.25% to 9.50%.  The interest rate is established at the date of the loan and is based on the prime rate plus 1%.  The interest rate remains fixed over the life of the loan.

A participant may not have more than two loans outstanding at any time.  In the event that a participant terminates employment for any reason, any outstanding loan balance will become due and payable in full at that time.  The Plan permits participants to take certain actions (as appropriate) to cure a default on a Plan loan.

Administrative Expenses
Loan origination fees associated with notes receivable from participants and the Plan’s record keeping fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Trust.  Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.  All other expenses of the Plan are paid by the Company.

2.  Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation
The Plan states its investments at fair value.  The Statements of Net Assets Available for Benefits present investments at fair value, as well as an additional line item showing an adjustment for the stable value fund from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits presents changes in the stable value fund on a contract value basis and all other investments on a fair value basis. The fair values of the respective investments of the Plan are determined as noted in Note 3 – Investments.

The stable value fund is fully benefit-responsive to the participants.  The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  To the extent the underlying portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value.  As a result, the future crediting rate may be different than the current market rate.  The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio.  The average crediting interest rate for the VRST was 2.4% at December 31, 2012 and 3.3% at December 31, 2011.  The average yield for this fund was 2.2% for 2012 and 2.9% for 2011.

The existence of certain conditions can limit the VRST’s ability to transact at contract value.  Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unitholder, tax disqualification of the VRST or unitholder and certain VRST amendments if issuers’ consent is not obtained.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the participant, employer or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

Income Recognition
Purchases and sales of securities are recorded on the trade date.  Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.  The net increase (decrease) in Plan assets presented in the Statement of Changes in Net Assets Available for Benefits includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses.  Participants generally repay loans through payroll withholdings over a period not to exceed 5 years.  The notes receivable of the Plan are secured by the vested portion of the participant’s account.

Use of Estimates
The preparation of financial statements in accordance with GAAP requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Contributions
Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings.

Reclassifications
Certain amounts from prior periods have been reclassified to conform to the current period presentation.

3.  Investments

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets as of December 31:

	Shares/Units		Amount
	2012	2011	2012	2011
Vanguard 500 Index Fund Investor Shares	89,572	93,490	$11,767,020	$10,826,088
Vanguard Balanced Index Fund Investor Shares	299,723	304,266	7,121,415	6,626,924
Vanguard Total Bond Market Index Fund Inv Shares (1)	307,604	285,838	3,411,327	3,144,218
VRST (2)	21,250,876	24,172,461	22,377,410	25,346,149
(1)  The investment did not exceed 5% of net assets available for benefits as of December 31, 2011, however, the amounts are shown for comparative purposes.
(2)  The contract values of the VRST were $21,250,876 at December 31, 2012 and $24,172,461 at December 31, 2011.

Net appreciation (depreciation) in fair value of investments for the year ended December 31, 2012 was as follows:

Common stock	$(127,621)
Registered investment companies	3,767,206
Total	$3,639,585

4.  Fair Value Measurements

As defined in authoritative guidance related to fair value measurements and disclosure, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy defined by the guidance are as follows:

Level 1 Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 Pricing inputs include significant unobservable inputs that are used to determine management’s best estimate of fair value from the perspective of market participants.

It is important to note that the principal market and market participants should be considered from the reporting entity’s perspective, as differences may occur between and among entities with differing activities.

The following is a description of the valuation methodologies used for these categories of investments:

The stable value fund provides participants a stable value investment option that simulates the performance of a guaranteed investment contract and invests primarily in a pool of investments, including contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds.  Depending on the type of underlying investment, fair value is comprised of: 1) the expected future cash flows for each contract discounted to present value, 2) the aggregate net asset values of the underlying investments in mutual funds and bond trusts as determined by their quoted market prices and 3) the value of wrap contracts, if any.  The fair value of participation units in the VRST are based on the net asset value of the fund, after adjustments to reflect all funds at fair value, as reported in the audited financial statements of the fund.  The fund generally provides for daily redemptions at reported net asset value per share with no advance notification requirements.  The overall fair value of the stable value fund is based on significant observable inputs and is categorized in Level 2.

Shares of AGL Resources Inc. common stock are valued at the closing price on the New York Stock Exchange and are categorized in Level 1.

Registered investment companies include actively-traded mutual funds.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Trust at year-end and are categorized in Level 1.  Bond funds are diversified across a broad range of investment grade corporate bonds and other fixed income securities.  Balanced funds are asset allocation funds that seek both capital appreciation and current income through stock and bond holdings.  Domestic stock funds are diversified across small, mid and large cap equity investments.  International stock funds are diversified across countries and capitalization size in order to maintain a broad market representation of non-U.S. markets.  Money market funds invest in high quality, short-term instruments, including certificates of deposit, banker’s acceptances, commercial paper and other money market securities.

The methods described above may provide a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  While the Plan believes its valuation methods are appropriate and consistent with other market participants, it is possible that different fair value measurements may arise due to the use of different methodologies or assumptions in determining the fair value measurement at the reporting date.

The fair value of the Plan’s investments measured on a recurring basis is categorized in the table below based upon the valuation inputs.  There were no Level 3 inputs at December 31, 2012 and 2011.  There were no transfers between Level 1 and Level 2 during 2012.

	Level 1	Level 2	Total
December 31, 2012
Stable value fund	$-	$22,377,410	$22,377,410
AGL Resources Inc. common stock	2,080,319	-	2,080,319
Registered investment companies:
Bond funds	5,472,358	-	5,472,358
Balanced funds	13,263,143	-	13,263,143
Domestic stock funds:
Large cap	15,594,801	-	15,594,801
Mid-cap	419,425	-	419,425
Small cap	3,042,134	-	3,042,134
International stock funds	2,284,303	-	2,284,303
	$42,156,483	$22,377,410	$64,533,893

December 31, 2011
Stable value fund	$-	$25,346,149	$25,346,149
AGL Resources Inc. common stock	3,269,698	-	3,269,698
Registered investment companies:
Bond funds	4,771,083	-	4,771,083
Balanced funds	11,484,138	-	11,484,138
Domestic stock funds:
Large cap	14,782,830	-	14,782,830
Mid-cap	413,269	-	413,269
Small cap	2,904,898	-	2,904,898
International stock funds	2,214,473	-	2,214,473
Money market funds	1,918,033	-	1,918,033
	$41,758,422	$25,346,149	$67,104,571

5.  Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to amend, suspend or terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

6.  Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 10, 2009, that the Plan and related Trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since the IRS has made its determination.  Plan management believes that the Plan and related Trust are designed and are currently being operated in compliance with the requirements of the IRC.  During 2012, Plan management applied for a new determination letter, however, a response from the IRS has not yet been received.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan’s management believes it is no longer subject to income tax examinations for years prior to 2010.

7.  Exempt Party-in-Interest Transactions

ERISA defines a party-in-interest to include fiduciaries or employees of the Plan, any person who provides service to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association or relative of such persons.  The Plan invests in shares of mutual funds managed by an affiliate of VFTC and a stable value fund managed by VFTC.  VFTC acts as Trustee of the Plan.  Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.  Fees paid by the Plan for investment management services were included as a reduction of the return earned by each fund.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Some administrative expenses of the Plan are paid directly by the Company.

At December 31, 2012 and 2011, the Plan held 52,047 and 77,371 shares, respectively, of common stock of AGL Resources Inc., the parent of the sponsoring employer, with a fair value of $2,080,319 and $3,269,698, respectively.  The Plan recorded dividend income of $94,552 in 2012 related to AGL Resources Inc. common stock.

In addition, notes receivable from participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

8.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities, in general, are exposed to various risks such as interest rate, liquidity, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9.  Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2012	2011
Net assets available for benefits per the financial statements	$65,693,185	$67,315,594
Adjustment from fair value to contract value for the stable value fund	1,126,534	1,173,688
Less: Deemed distributions included as expense in the Form 5500	25,335	27,785
Net assets available for benefits per Form 5500	$66,794,384	$68,461,497

The following is a reconciliation of the net decrease per the Statement of Changes in Net Assets Available for Benefits to net loss per Form 5500 for the year ended December 31, 2012:

Net decrease per the financial statements	$(1,622,409)
Change in the adjustment from fair value to contract value for the stable value fund	(47,154)
Change in the deemed distributions included in benefits paid to participants in the Form 5500	2,450
Net loss per Form 5500	$(1,667,113)

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,	(d)	(e) Current
(a)	lessor, or similar party	collateral, par, or maturity value	Cost**	value

*	AGL Resources Inc.	Common stock at $5.00 par value		$2,080,319
*	Notes receivable from participants	Participant loans earning interest from 4.25%
		to 9.50%, maturing from 2013 through 2017		2,177,015
	AIM Constellation Fund, A Shares	Registered investment company		37,183
	AIM Dynamics Fund	Registered investment company		107,090
	American Century International Growth Fund	Registered investment company		1,596,418
	American Century Quantitative Equity Funds	Registered investment company		186,099
	Columbia Acorn International Fund Class Z	Registered investment company		53,138
	Columbia Acorn USA Fund, Class Z	Registered investment company		759,522
	Davis New York Venture Fund, Inc. - Class A	Registered investment company		804,470
	Fidelity Securities Fund: Fidelity Blue Chip	Registered investment company		339,136
	Janus Investment Fund: Janus Fund	Registered investment company		321,861
	The Managers Funds: Managers Special Equity	Registered investment company		1,831,841
*	Vanguard 500 Index Fund Investor Shares	Registered investment company		11,767,020
*	Vanguard Balanced Index Fund Investor Shares	Registered investment company		7,121,415
*	Vanguard Developed Markets Index Fund	Registered investment company		634,747
*	Vanguard GNMA Fund Investor Shares	Registered investment company		1,017,924
*	Vanguard Growth Equity Fund	Registered investment company		682,152
*	Vanguard Growth Index Fund Investor Shares	Registered investment company		385,947
*	Vanguard LifeStrategy Conservative Growth Fund	Registered investment company		35,469
*	Vanguard LifeStrategy Growth Fund	Registered investment company		13,119
*	Vanguard LifeStrategy Income Fund	Registered investment company		44,006
*	Vanguard LifeStrategy Moderate Growth Fund	Registered investment company		70,910
*	Vanguard LT Treasury Fund Investor Shares	Registered investment company		899,505
*	Vanguard Mid-Cap Value Index Fund Inv Shares	Registered investment company		312,335
*	Vanguard PRIMECAP Fund Investor Shares	Registered investment company		1,070,933
*	Vanguard Prime Money Market Fund	Registered investment company		143,602
*	Vanguard Small-Cap Value Index Fund	Registered investment company		450,771
*	Vanguard Target Retirement 2010 Fund	Registered investment company		192,278
*	Vanguard Target Retirement 2015 Fund	Registered investment company		677,697
*	Vanguard Target Retirement 2020 Fund	Registered investment company		1,373,494
*	Vanguard Target Retirement 2025 Fund	Registered investment company		1,359,625
*	Vanguard Target Retirement 2030 Fund	Registered investment company		555,475
*	Vanguard Target Retirement 2035 Fund	Registered investment company		643,203
*	Vanguard Target Retirement 2040 Fund	Registered investment company		333,183
*	Vanguard Target Retirement 2045 Fund	Registered investment company		187,736
*	Vanguard Target Retirement 2050 Fund	Registered investment company		120,468
*	Vanguard Target Retirement 2055 Fund	Registered investment company		5,218
*	Vanguard Target Retirement 2060 Fund	Registered investment company		13,470
*	Vanguard Target Retirement Income	Registered investment company		516,377
*	Vanguard Total Bond Market Index Fund Inv Shares	Registered investment company		3,411,327
*	Vanguard Retirement Savings Trust	Collective trust		22,377,410

	Total			$66,710,908

*	Denotes party-in-interest investment
**	Cost information not required for participant-directed accounts under an individual account plan.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Birdsall, Inc. Retirement Savings Plan

Date	June 27, 2013	/s/ Dean Beitler
Dean Beitler
Assistant Vice President, Human Resources; Chairman, Administration Committee

Exhibit Index

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm